EPEC Holdings, Inc.
Consolidated Balance Sheets

		December 31, 2019
Assets		
Current Assets		
Cash	$	427
Accounts receivable		33,754
Inventory		133,057
Prepaid expenses		4,180
Total Current Assets		171,418
Fixed assets, net		47,426
Other Assets		
Goodwill		857,393
Intangible assets		3,700
Total Other Assets		861,093
Total Assets	$	**1,079,937**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	77,743
Accrued officer's compensation		466,781
Accrued interest payable		31,825
Convertible note payable, net of unamortized debt issuance costs		481,328
Notes payable		107,689
Due to related parties		34,964
Total Current Liabilities		1,200,330
Stockholders' Equity		
Preferred stock, $.001 par value, 5,000,000 shares auithorized; no shares issued and outstanding		-
Common stock, $0.001 par value, 200,000,000 shares authorized; 106,389,725 shares issued and outstanding as of September 30, 2019		10,639
Class B Common Strock, $0.001 par value 13,781,399 issued and outstanding		1,378
Additional paid in capital		9,619,100
Accumulated deficit		(9,751,510)
Total Stockholders' Equity (Deficit)		(120,394)
Total Liabilities and Stockholders' Equity (Deficit)	$	**1,079,937**